Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

(NASDAQ: BANL)

Banle Group Expands Global Port Coverage to Over 60 Ports, Solidifying Leadership in the Marine Fuel Bunkering Industry

Hong Kong, August 28, 2024 (GLOBE NEWSWIRE) — CBL International Limited (the “Company” or “CBL”) (NASDAQ: BANL), the listing vehicle of Banle Group (“Banle” or “the Group”), a reputable marine fuel logistic company in the Asia-Pacific region, proudly announces a significant milestone by expanding its global port coverage to over 60 ports across fourteen countries and regions in four continents.

This development underscores Banle’s commitment to expanding its global presence and entering new markets, demonstrating the company’s continued efforts to open new service ports and increase coverage for both existing and new customers. The company now provides bunkering services in Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, Singapore, Taiwan, Thailand, Turkey, and Vietnam, representing a 70% increase in port coverage since its Nasdaq listing in March 2023, solidifying Banle’s position as a major player in the industry.

The Group’s footprint includes nine out of the top ten container ports globally by throughput volume in 2023, highlighting its dominance in key maritime hubs. The Asia Pacific region, accounting for 70% of global container port throughput, remains a key focus for Banle, while the company continues to expand its presence in Europe and other regions.

The company is actively preparing to capitalize on the growing demand for greener marine fuels, driven by international regulations like the FuelEU Maritime initiative and the IMO’s strategy for greenhouse gas reduction. Banle has obtained the required ISCC EU and ISCC Plus certifications to comply with these regulations.

As a pioneer in providing stable biofuel supply at major ports, Banle has achieved key milestones in biofuel bunkering services, including:

●	July 14, 2023: Commencement of biofuel supply in Hong Kong.

●	September 5, 2023: First export to China cargo supply.

●	March 15, 2024: Introduction of biofuel supply in Guangzhou, China.

●	April 13, 2024: Launch of biofuel supply in Shenzhen, China (Yantian).

●	June 28, 2024: Inaugural biofuel supply in Port Klang, Malaysia.

According to BIMCO, the container shipping market has exceeded growth expectations, with forecasts predicting a 5 – 6% increase in container volumes for 2024 and a 3 – 4% increase for 2025. Banle is well-positioned to capitalize on this growth, continuing to facilitate essential bunkering services that support the efficient and profitable operations of container liners globally.

“Since our Nasdaq listing, we have made remarkable strides in expanding our port coverage and enhancing our service offerings to meet the growing demands of our customers, the international shipping companies,” said Mr. Teck Lim Chia, Chairman & CEO of Banle Group. “Our expansion into Europe, with establishments in Ireland, underlines our commitment to developing our green marine fuels business, which is critical for our long-term sustainability goals.”

About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 60 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, Singapore, Taiwan, Thailand, Turkey and Vietnam as of 28 August 2024. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, markets, financial, political and legal conditions, geopolitical disruptions and other events that result in material changes in fuel prices. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng Tel: (852) 2864 4857

Iris Au Yeung Tel: (852) 2114 4913

Email: sprg_cbl@sprg.com.hk